ABERDEEN FUND DISTRIBUTORS, LLC

Statement of Operations

Year ended September 30, 2016

Revenue:		
Distribution fees	$	5,646,107
Management fees from Parent		159,150
Commissions from Affiliates		24,265
Other revenue		178,196
Total revenue		6,007,718
Expenses:		
Sales commissions to external broker-dealers		4,825,325
Payments to Parent		356,737
Licenses and fees		407,242
Professional fees		49,575
Other operating expenses		13,693
Total expenses		5,652,571
Net income	$	355,147

See accompanying notes to financial statements.